LETTERHEAD OF ANDREWS KURTH LLP

                                                               Andrews Kurth LLP
                                                               1717 Main Street,
                                                                      Suite 3700
                                                             Dallas, Texas 75201
                                                                 Ronald L. Brown
                                                             214.659.4469 Direct
                                                                214.651.4819 Fax
                                                       ronbrown@andrewskurth.com


                                December 31, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

         Attention:  Mr. Larry Spirgel
                     Mail Stop 3720


        Re:       China Voice Holding Corp.
                  Registration Statement on Form 10-12G
                  Filed October 29, 2008
                  File No. 000-53366

Dear Mr. Spirgel:

         We are filing today Amendment No. Four to the referenced Form 10 for the Company and are responding to each of your comments in your letter dated December 30, 2008 as discussed below.

Item IA. Risk Factors, page 12
------------------------------

Termination of relationships with key suppliers...page 15
---------------------------------------------------------

1. We note your response to comment one in our letter dated December 19, 2008. Based on your response, it appears that there are no pricing and payment terms in your contract with Prepaid Power Distribution. Please explain through disclosure in your Management's Discussion and Analysis how pricing and payment terms are determined with respect to your substantial sales to Prepaid Power Distribution.

         Additional language has been added under "Year Ended June 30, 2008 and 2007", on page 28 of the MD&A.

Item 2.  Financial Information, page 24
---------------------------------------

Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
--------------------------------------------------------------------------------
Operations, page 25
-------------------

Quarters Ended September 30, 2008 and 2007, page 29
---------------------------------------------------

2. We still believe more information is needed to adequately explain the significant increase in calling card distribution revenues in the quarter ended September 30, 2008. Identify and explain the most material drivers of this growth. For example, it appears that a significant portion of the growth was derived through Prepaid Power Distribution, which accounted for 50% of revenues in the quarter. Quantify the growth in revenues derived from this relationship and disclose the extent to which such growth was created by increased volume of calling cards sold, increases in pricing of calling cards sold, and/or introduction of new brands of calling cards sold. Provide similarly detailed disclosure with respect to other material distributor relationships.

         Additional language has been added under "Quarter Ended September 30, 2008 and 2007 in the MD&A on page 29.



Finally, we advise you on behalf of the Company that:

         i. The company is responsible for the adequacy and accuracy of the disclosure in the filing;

         ii. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         iii. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



         Please  contact  the  undersigned  with  your  further   questions  and
         comments.


                                                       Sincerely,

                                                       /s/ Ronald L. Brown

                                                       Ronald L. Brown